EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2023 FIRST QUARTER RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2023 first quarter results on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 27 April 2023. In order to enable investors to have a deeper and more comprehensive understanding of the 2023 first quarter results and the business operation of the Company, the Company proposes to convene the 2023 first quarter results briefing (the “Results Briefing”) through webcast and text interaction from 7:00 p.m. to 8:15 p.m. on 27 April 2023. Mr. Zhao Peng, the President of the Company, other senior management members and an Independent Non-executive Director of the Company will attend the Results Briefing.

Investors may visit the website of https://roadshowchina.cn to listen to the Results Briefing and raise questions using Q&A function at the scheduled time.

Investors may put forward relevant questions by sending emails to the Company’s investor relations email box: IR@e-chinalife.com by 11:59 p.m. on 25 April 2023, and the common concerned questions will be answered by the Company at the Results Briefing.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 28 April 2023 to listen to the playback of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 April 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie